3DOS Inc.



ANNUAL REPORT

111 Pier Ave Ste 100

Hermosa Beach , CA 90254

(415) 757-8677

https://3dos.io

This Annual Report is dated April 25, 2023.

BUSINESS

3DOS, Inc. ("3DOS" or the "Company") is a Silicon Valley-based corporation organized under the laws of the state of Delaware that is building a decentralized manufacturing software platform. The Company's business model consists of connecting manufacturing supply and demand instantly and taking transaction fees. Initially, the team is focused on the consumer market but is hoping to quickly transition into the industrial market thereafter as supply chains are localizing due to geopolitical and geographic challenges. We intend to sell our services globally via a web platform and mobile as well as direct-to-consumer businesses online.

1) The 12 Trillion dollar market that is going decentralized due to supply chain issues and geopolitical risks.

https://www.futureofeverything.io/hp-want-3d-printing-new-thing/

2) Just like on-demand taxis changed the landscape of ride-sharing, we intend to connect idle manufacturing capacity with demand globally with one click. In essence, we believe we're building the largest on-demand factory, without owning any factories.

3) The 3DOS network plans to allow anyone that wants to take a product to market, with one click upload a design, and as soon it's purchased we connect with a global manufacturer closest to buyers, and manufacture it as close to you as possible. No more extra taxes, customs, tolls,

transcontinental shipping, or geographic and political supply chain issues. Anyone can join the network and broadcast their capacity.

We believe we already have direct experience as one of our founders in the previous company, 3dPrintOS, Inc., invented one of the world's first 3D printing operating systems, 3DPrinterOS, used in over 120 countries, with over 180,000 users, manufactured over 2.5 million parts, with over 60,000 3d printers online used by the top 50 universities in the world like MIT, Harvard, Berkeley, Rice, Caltech, etc... and used by the top companies like Bosch/Dremel's #1 3d printer in PC magazine 5 years in a row uses 3DPrinterOS, Companies like Google, John Deere, US NAVY, NASA, etc.

3dPrintOS, Inc. was founded in 2013 by the same team as the Company and is a related entity. Currently, the only connection between the two companies is the President and board chairman serving his roles for each company which results in a degree of common control. There are future plans of merging the Company's business model with 3dPrintOS, Inc.'s operations however these plans are not yet certain.

https://uk.pcmag.com/3d-printers/94069/dremel-digilab-3d45-3d-printer

https://project-manus.mit.edu/making-at-mit/3d-printing-service

https://fablab.gsd.harvard.edu/places/3d-printer/devices/

http://oedk.rice.edu/event-3723047

3DPrinterOS, the previous business that the Company's founder started, pioneered on-demand manufacturing, and now with 3DOS, we want to expand this technology beyond 3d printing and give it to the entire world.

Everyone is a manufacturer.

Our goal is the ability for everyone to participate in the manufacturing of a decentralized manufacturing network, owned by the people, for the people.

3DOS is building what we hope to be the world's largest on-demand decentralized manufacturing network on Web 3.0 using NFTs as a licensing tool.

Blockchain Platform anticipated to be supported: Ethereum, Polygon, Solana Labs, IOTEX

Investors: IOTEX, Stanford Blockchain Founder, Athena Ventures, Alchemist Accelerator Top IoT accelerator in Silicon Valley

Legal: Perkins Coie (A Top SEC Crypto Law Firm)

Previous Offerings

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Type of security sold: SAFE
Final amount sold: $115,000.00
Use of proceeds: Seed round
Date: August 03, 2022
Offering exemption relied upon: 506(c)

Type of security sold: SAFT
Final amount sold: $425,000.00
Use of proceeds: Seed Round
Date: March 16, 2022
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

How long can the business operate without revenue:

The business can operate for 2 years without generating any revenue.

Foreseeable major expenses based on projections:

Most of all the expenses will be focused on developing the decentralized manufacturing protocol, patents, and paying software developers to bring the product to market.

Once we have established our blockchain protocol and platform, we intend to migrate the existing 200,000+ users on our previous network 3DPrintingOS. We expect to have a low cost of acquisition to bring those customers on for free, and those customers can then drive viral growth as they bring on their 9M+ designs and go to market.

Future operational challenges:

Ensuring the protocol is working properly and well tested. Luckily we have 3DPrinterOS that will be used to load test the product and ensure it is ready to launch to the public.

Very similar to how DOS revolutionized the digital information age, 3DOS is aiming to revolutionize the digital manufacturing age.

The 12 Trillion dollar manufacturing market is going digital!

Future challenges related to capital resources:

The most challenging will be to hire software development talent from the blockchain industry, which is about 2-3x more expensive than developers in the native web 2.0 space. With Trillions of dollars in the Web3 space, more than money, developers want to be attracted to a product that is interesting to them, and they see a real future. So far, we are attracting some of the best and brightest, as 3DOS connects the digital world to the physical world, and is proving that real things matter to people. We are now seeing physical assets like land starting to be connected to NFTs.

Future milestones and events:

The initial on-demand products, partnered with celebrities and gaming companies that want to instantly produce merchandise, and already have millions of followers, will allow us to go to market fast and generate substantial revenue.

Here is the data on the existing digital-to-digital market.

https://dune.com/kingjames23/nft-project-possible-data-to-use

With 3DOS we believe the future is digital-to-physical, which is a much larger market, backed by real physical goods.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $568,373.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

N/A

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Mehmet Ulgar Dogru

John Mehmet Ulgar Dogru's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Chief Architect & Founder

Dates of Service: December, 2021 - Present
Responsibilities: Developing the Vision, Technology, and leading the company. Selecting key hires, and developing road maps. John receives a salary of $160,000.

Position: CFO
Dates of Service: December, 2021 - Present
Responsibilities: Responsible for tracking cash flow and financial planning and analyzing the company's financial strengths and weaknesses and proposing strategic directions

Position: CTO
Dates of Service: December, 2021 - Present
Responsibilities: Responsible to manage, develop, maintain, and update the technology-related products and services fundamental to the business operations of the Company

Position: CMO
Dates of Service: December, 2021 - Present
Responsibilities: Responsible for planning, developing, implementing, and monitoring the overall business marketing strategy of the Company, including market research, pricing, product marketing, marketing communications, advertising and public relations.

Position: Corporate Secretary
Dates of Service: December, 2021 - Present
Responsibilities: Accountable to keep or cause to be kept, at the principal executive office of the Company or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders.

Position: Board Director
Dates of Service: December, 2021 - Present
Responsibilities: The business and affairs of the Company shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: John Mehmet Ulgar Dogru
Amount and nature of Beneficial ownership: 5,000,000
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, SAFE, and SAFT. As part of the Regulation Crowdfunding raise, the Company will be offering up to 267,500 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 vote per share. Please see Other Material Rights below for further voting rights information.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends. The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock. The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

Transfer Restrictions. Notwithstanding anything to the contrary, except as expressly permitted in this Section 8.9, a stockholder shall not transfer, whether by sale, gift or otherwise, any shares of the corporation's stock to any person unless such transfer is approved by the Board of Directors prior to such transfer, which approval may be granted or withheld in the Board of Directors' sole and absolute discretion. Any purported transfer of any shares of the corporation's stock effected in violation of this Section 8.9 shall be null and void and shall have no force or effect and the corporation shall not register any such purported transfer.

Any stockholder seeking the approval of the Board of Directors of a transfer of some or all of its shares shall give written notice thereof to the Secretary of the corporation that shall include: (a) the name of the stockholder; (b) the proposed transferee; (c) the number of shares of the transfer of which approval is thereby requested; and (d) the purchase price (if any) of the shares proposed for transfer. The corporation may require the stockholder to supplement its notice with such additional information as the corporation may request.

Upon receipt by the corporation or the transfer agent of the corporation of proper transfer instructions from the record holder of uncertificated shares or upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate or, in the case of uncertificated securities, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any) and record the transaction in its books.

SAFE

The security will convert into Safe preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $75,000.00
Interest Rate: 0.0%
Discount Rate: 85.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing. See below in Other Material Information for further details.
Material Rights

Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Safe Holder immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Safe Holder will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Safe Holder immediately prior to the consummation of the Dissolution Event.

Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Safe Holder's right to receive its Cash-Out

Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Safe Holder and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Safe Holder's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

Termination. The Safe will automatically terminate immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Safe Holder pursuant to the automatic conversion of this Safe under an Equity Financing; or (ii) the payment, or setting aside for payment, of amounts due the Safe Holder pursuant to a Liquidity Event or a Dissolution Event.

SAFT

The amount of securities outstanding is 425,000.

Material Rights

Token Distribution. Unless otherwise agreed by the Company and the SAFT Holder in writing, the SAFT Holder will pay the Purchase Amount in USD Coin ("USDC") to the Company within five (5) business days of the Agreement Date. Subject to Dissolution Events and Required Withdrawal, the Company will release and make available to the SAFT Holder a number of units of 3DOS Token (the "Tokens") that may be used in a software network platform or application used, modified or built by the Company, including the Solana blockchain protocol or any other blockchain or distributed ledger technology decided upon by the Company at its sole discretion (the "Blockchain") and software applications developed by the Company (the "Application," and together with the Blockchain, the "Network"), equal to the Purchase Amount divided by the Price Per Token (the "Sale Amount") and according to the following lockup schedule (the "Lockup Schedule").

Dissolution Event. If there is a Dissolution Event before this Agreement expires or terminates, the Company will pay an amount equal to the Refund Amount, due and payable to the SAFT Holder immediately prior to, or concurrent with, the consummation of the Dissolution Event. As an obligation to a general unsecured creditor, the Refund Amount will be paid only prior and in preference to any distribution of any of the assets of the Company to holders of outstanding shares of capital by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company remain legally available for distribution to the SAFT Holder and all holders of all other PreLaunch Token Sale Agreements (the "Dissolving Purchasers"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Purchasers of their respective Refund Amounts, subject to legally required payments by the Company (e.g., the repayment of secured creditors), then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Purchasers in proportion to the Refund Amounts that they would otherwise be entitled to receive.

Required Withdrawal. The Company shall be authorized to terminate this Agreement and refund the Refund Amount to the SAFT Holder if: (i) the Company's external legal counsel advises that this Agreement would be or is reasonably likely to be in violation of the securities laws or regulations of the United States, People's Republic of China or other jurisdiction applicable to the Company or SAFT Holder, or (ii) this Agreement causes or would be reasonably likely to cause, extraordinary expense, substantial additional obligations or a material adverse effect on the Company, any of its affiliates, or other SAFT Holders.

Termination. This Agreement will expire and terminate upon the delivery of the Tokens to the SAFT Holder pursuant to Section 1(a) of this Agreement or the Company's decision to terminate this Agreement in conjunction with the occurrence of a Dissolution Event pursuant to Section 1(b) or the Company's decision to terminate this Agreement pursuant to Section 1(c). In addition, this Agreement may be terminated (i) by mutual written consent of the parties to this Agreement. Upon termination of this Agreement pursuant to this Section 1(d), unless otherwise the Company and SAFT Holder negotiate in good faith and mutually agree upon a substitute valid and enforceable resolution or agreement, and unless otherwise required by law, the Company shall within ten (10) days upon the termination of this Agreement pay an amount equal to the Refund Amount in U.S. Dollars to a bank account designated by the SAFT Holder.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stocks purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to 1.07 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. We may never have an operational product or service It is possible that there may never be an operational 3DOS or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our 3DOS. Delays or cost overruns in the development of our 3DOS and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits 3DOS was formed on Dec 08 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. 3DOS has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that 3DOS is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on 3DOS or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on 3DOS could harm our reputation and materially negatively impact our financial condition and business. The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate. The regulatory regime governing blockchain technologies and NFTs is uncertain. Developments in regulations in the United States or in other jurisdictions may restrict the use of blockchain assets, in a manner that adversely affects our business. Regulation of digital assets in the United States and in foreign jurisdictions is in its early stages of development and is subject to unpredictable changes which may have an adverse impact on us. The regulatory status of digital assets remains unclear or unsettled in many jurisdictions. Legislative and regulatory changes or actions at the local, state, federal, foreign, or international level may adversely affect the use, transfer, exchange, and value of NFTs. These legislative and regulatory changes or actions that affect the accessibility, ownership or transfer of NFTs could adversely affect demand for our product. The Company has a related entity through shared ownership and executive management. The Company, 3DOS, Inc., has a related business entity 3dPrintOS, Inc., which was founded in 2013 by the Company's President and Board Director Chairman John Dogru. Currently, the only connection between the two companies is John's ownership interests and management roles in both companies, which results in a degree of common control. There are future plans of merging the Company's business model with 3dPrintOS, Inc.'s operations once the Copmany completes the development of its platform and is released to the public. At that time, the long-term plan is to leverage 3dPrintOS, Inc.'s existing customers as the initial user base to initiate the Company's expected business model for generating revenue. However, these plans are not yet certain at this time and there is the potential that these plans will never be completed.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2023.

3DOS Inc.

By   /s/ *John Dogru*

     Name: 3DOS Inc

     Title: President Founder Chairman of the Board

Exhibit A

FINANCIAL STATEMENTS

3DOS INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
3DOS Inc.
Hermosa Beach, California

We have reviewed the accompanying financial statements of 3DOS Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 19, 2023
Los Angeles, California

3DOS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	568,374	$	-
Total Current Assets		**568,374**		**-**
Total Assets	$	**568,374**	$	**-**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Simple Agreement for Future Equity (SAFEs)	$	131,912	$	-
Simple Agreement for Future Tokens (SAFT)		425,000		-
Total Liabilities		**556,912**		**-**
STOCKHOLDERS EQUITY				
Common Stock		50		50
Subscription Receivable		(50)		(50)
Additional Paid in Capital		104,397		-
Equity Issuance Costs		(24,404)		-
Retained Earnings/(Accumulated Deficit)		(68,532)		-
Total Stockholders' Equity		**11,462**		**-**
Total Liabilities and Stockholders' Equity	$	**568,374**	$	**-**

See accompanying notes to financial statements.

3DOS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	44,940	-
Sales and Marketing	6,700	-
Total operating expenses	51,640	-
Operating Income/(Loss)	(51,640)	-
Interest Expense	-	-
Other Loss/(Income)	16,892	-
Income/(Loss) before provision for income taxes	(68,532)	-
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (68,532)**	**$ -**

See accompanying notes to financial statements.

3DOS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Subscription Receivable	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount					
Inception date December 9, 2021							
Issuance of Stock	5,000,000	$ 50		$ (50)			$ -
Net income/(loss)						-	-
Balance—December 31, 2021	5,000,000	50	-	(50)	-	$ -	$ -
Issuance of Stock	33,974	0	104,397	-	(24,404)		79,994
Net income/(loss)						(68,532)	(68,532)
Balance—December 31, 2022	5,033,974	$ 50	$ 104,397	$ (50)	$ (24,404)	$ (68,532)	$ 11,462

See accompanying notes to financial statements.

3DOS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (68,532)	$ -
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Change in Fair Value of SAFEs	16,912	-
Changes in operating assets and liabilities:		
Net cash provided/(used) by operating activities	**(51,620)**	**-**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	-
Net cash provided/(used) in investing activities	**-**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Stock Issuance	79,994	-
Borrowing on SAFEs	115,000	-
Borrowing on SAFTs	425,000	-
Net cash provided/(used) by financing activities	**619,994**	**-**
Change in Cash	568,374	-
Cash—beginning of year	-	-
Cash—end of year	**$ 568,374**	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

3DOS Inc. was formed on December 9, 2021, in the state of Delaware. The financial statements of 3DOS Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hermosa Beach, California.

We are a startup, building a decentralized manufacturing network. The concept is people upload a design, and it only when it gets purchased, that design is manufactured locally close to the buyer, and the designer gets royalties when it's manufactured, and the people manufacturing get to broadcast their capacity, very similar to supply and demand of uber and taxis. 3DOS proposes to create a decentralized finance infrastructure and blockchain ecosystem which facilitates the transition to a decentralized manufacturing economy.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $318,374 and $0, respectively.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of its decentralized manufacturing network, which allows anyone to manufacture at any place in real time. 3DOS proposes to create a decentralized finance infrastructure and blockchain ecosystem which facilitates the transition to a decentralized manufacturing economy.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $6,700 and $0, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 19, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with no par value. As of December 31, 2022, and December 31, 2021, 5,033,974 shares and 5,000,000 shares were issued and are outstanding, respectively.

4. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	2022	2021
Safes I - III	$ 115,000	Fiscal Year 2022	$ 10,000,000	85%	$ 115,000	$ -
Change in Fair Value of SAFEs					$ 16,912	
Total SAFE(s)	**$ 115,000**				**$ 131,912**	**$ -**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

SAFT(s)

The details of the Company's Simple Agreement for Future Tokens (SAFTs) issued in Pre-Launch Token Sale Agreement Seed Round and the terms are as follows:

			As of Year Ended December 31,	
SAFE(s)	Principal Amount	Borrowing Period	2022	2021
SAFE I-IV	$ 425,000	Fiscal Year 2022	$ 425,000	$ -
Total SAFE(s)	**$ 425,000**		**$ 425,000**	**$ -**

The Company will release and make available to the Purchaser a number of units of 3DOS Token that may be used in a software network platform or application used, modified or built by the Company, including the Solana blockchain protocol or any other blockchain or distributed ledger technology decided upon by the Company at its sole discretion (the "Blockchain") and software applications developed by the Company (the "Application," and together with the Blockchain, the "Network"), equal to the Purchase Amount divided by the Price Per Token (the "Sale Amount") and according to the following schedule. First, one tenth (10%) of the Tokens will be released and made available to the Purchaser upon the later occurrence of either: (i) one (1) year from the Effective Date (as defined below) or (ii) as soon as reasonably practicable after the listing of Tokens on an Exchange. Thereafter, the remaining nine tenths (90%) of the Tokens will be released and made available to the Purchaser ratably in fifty-two (52) bi-weekly (every other week) installments on the same day of the week as the Effective Date or Listing Date (as applicable) over a one hundred four

5.   RELATED PARTY

There are no related party transactions.

6.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 19, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, John Dogru, Principal Executive Officer of 3DOS Inc., hereby certify that the financial statements of 3DOS Inc. included in this Report are true and complete in all material respects.

John Dogru

President Founder Chairman of the Board